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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Tandy Brands Accessories, Inc.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

875378 10 1

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 875378 10 1			Page 2 of 5

1.	Name of Reporting Person: J.S.B. Jenkins		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 789,936

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 789,936

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 789,936

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 12.5%

12.	Type of Reporting Person: IN

CUSIP No. 875378 10 1	Page 3 of 5

Item 1(a).	Name of Issuer:

Tandy Brands Accessories, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

690 East Lamar Boulevard, Suite 200, Arlington, TX 76011

Item 2(a).	Name of Person Filing:

J.S.B. Jenkins

Item 2(b).	Address of Principal Business Office or, if None, Residence:

690 East Lamar Boulevard, Suite 200, Arlington, TX 76011

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, $1.00 par value per share

Item 2(e).	CUSIP Number:

875378 10 1

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP No. 875378 10 1	Page 4 of 5

Item 4.	Ownership:

	(a)	Amount beneficially owned:		789,936[1]

	(b)	Percent of class:		12.5%[2]

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or direct the vote	789,936[1]

		(ii)	Shared power to vote or direct the vote	-0-

		(iii)	Sole power to dispose or to direct the disposition of	789,936[1]

		(iv)	Shared power to dispose or to direct the disposition of	-0-

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

Not Applicable

[1]	As of December 31, 2004, includes 395,717 shares held of record by Mr. Jenkins, 179,067 shares subject to stock options exercisable within 60 days of December 31, 2004, approximately 7,656 shares held indirectly through the Tandy Brands Accessories, Inc. Stock Purchase Program, approximately 60,480 shares held indirectly through the Tandy Brands Accessories, Inc. Benefit Restoration Plan and approximately 147,016 shares held indirectly through the Tandy Brands Accessories, Inc. Employees Investment Plan.

[2]	Based on a total of 6,343,807 shares of common stock outstanding as of December 31, 2004.

CUSIP No. 875378 10 1	Page 5 of 5

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2005	/s/ J.S.B. Jenkins

J.S.B. Jenkins